RADICA GAMES LIMITED
                         COMMENTS ON THIRD QUARTER SALES

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
OCTOBER 14, 2003                                     PRESIDENT & CEO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201


(HONG KONG) Radica Games Limited (NASDAQ: RADA) announced today that gross sales for the quarter ending September 30, 2003, fell short of its expectations by approximately 9%. As a result, net sales for the quarter are expected to be approximately $37 million and earnings per share in the range of $0.30 to $0.34 per fully diluted share.

Pat Feely, Radica's President and CEO said, "Toward the end of the third quarter, we saw a distinct trend among our largest retail customers to defer or slow down the intake of inventory for the coming holiday season. From our recent discussions with buyers at each customer, it appears that this action is primarily the result of general buying strategies. As a result, current inventory levels at key retailers appear lower to us than in past years as our largest customers have tightened "just in time" inventory practices. While at this point we have not noted any significant cancellations of orders and hope to recover much of this third quarter sales reduction in the fourth quarter, we cannot help but be concerned as to how these buying strategies will affect our full year results."

Radica is scheduled to release third quarter earnings and conduct a conference call for the investor community on November 17, 2003, at 11:00 AM EST.

         The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission. See "Item 3. Key Information -- Risk Factors" in such report on Form 20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, girls' lifestyle products, high-tech toys and video game accessories. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.



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